

Experience, Stability, and Reliability in Developing Technology Strategies and Solutions.



(Systems that Work)

10 Years of Serving IT



2002 Annual Report



(Company Profile)

Edgewater Technology is an award-winning strategic consulting firm that specializes in providing technical consulting, custom software development and system integration services primarily to middle-market companies and divisions of Global 2000 companies. Since our founding in 1992, we have been assisting organizations break through barriers of technology by providing strategic technology consulting (Strategy), designing, building and deploying enterprise-wide systems (Solutions), and by offering a range of post deployment services (Support).

Edgewater Technology has become well respected in the IT services industry by continually focusing on five core values:

- Delivery Excellence
- Vertical Expertise
- Technology Excellence
- Middle-Market Focus
- Strong Operational Metrics

(Financial Highlights)

As of December 31,	2002	2001
(In Thousands, Except Per Share Data)		
Balance Sheet Data:		
Cash equivalents and short-term investments	**$ 46,782**	$ 51,501
Working capital	**46,025**	49,101
Total assets	**86,493**	112,847
Total debt	**60**	353
Stockholders' equity	**81,037**	104,992

Years Ended December 31,	2002	2001	2000	1999(1)
Statement of Operations Data:				
Service Revenues	**$ 18,666**	$ 26,574	$31,799	$15,256
Gross profit	**6,761**	10,841	15,965	8,128
Net loss from continuing operations(2)	**(10,058)**	(3,678)	(1,681)	(2,098)
Diluted (loss) income per share:				
Continuing operations	**$ (0.87)**	$ (0.29)	$ (0.06)	$ (0.07)
Weighted average shares	**11,575**	12,858	29,212	29,526

(1) See footnote 1 to the Selected Financial Data included elsewhere herein.
(2) See footnotes 1, 2 and 3 to the Selected Financial Data included elsewhere herein.



About the Cover:
Irrigation canals passing through the Mojave Desert distribute water to the Southern California agricultural basin. A dynamic example of a system that works.

(2002 Stock Performance)


$5.00
$4.75
$4.50
$4.25
$4.00
Jan. '02
Dec. '02

Letter To Our Stockholders



The year 2002 will rank as one of the most difficult for both the overall economy, and in particular, the technology services sector. It was a year when IT services consumers leveraged their existing systems and staff and only invested in those IT initiatives that resulted in a clear and quick return on investment. Edgewater Technology weathered this storm well by focusing on business fundamentals. We were pleased to see signs of improvement in our key metrics of gross profit margins and utilization. To stimulate organic growth, we invested marketing funds in verticals, including Financial Services, Higher Education, and Insurance while integrating new practice areas such as Web Services. We tuned our sales engine to a blended model of classic sales personnel in conjunction with consultative sales, which resulted in an up-tick in our sales pipeline.

As Edgewater Technology proudly enters its 10th year in business, we look to diversify our client base and to continue the development of additional long-term customer relationships. Long-term customer relationships are not only a solid indicator of quality services, but also serve as a wonderful source of quality references. One example of a long-term client is American Student Assistance (ASA). During the ten years that ASA has been a customer, Edgewater Technology has provided them with strategic technology consulting (Strategy), has designed, built, and deployed scalable systems (Solutions) and provided a range of post deployment services (Support). The relationship continues to mature with Edgewater Technology providing integration services to some of ASA's client base. Building upon a loyal customer base will ultimately assist Edgewater Technology in predictable, steady growth over time.

Central to the strategy of diversifying our client base is the continued maturation of strategic alliances with business partners whose skill sets provide maximum synergy with Edgewater Technology's service offerings and vertical focus. These best-of-breed partnerships help us scale and enable us to deliver strategies and solutions that meet our clients' diverse business needs: cost reductions, speed-to-market, revenue increases, and enhanced competitive advantage in their market.

As we look to the future, we see a day when IT spending is eventually unleashed, creating wonderful growth opportunities for those few IT services companies that have stood strong and focused on consulting business fundamentals. Customer organizations will be looking for ways to more efficiently utilize the Internet in combination with their existing IT investments, both product and legacy, as a unified information source to communicate with customers, partners, suppliers and personnel. When this occurs, Edgewater Technology will be ready to support the needs of those organizations with cohesive architectures, workflow approaches and the requisite supporting development of customized applications that leverage, extend, and unify existing IT systems with the enduring advances provided by the Internet.

Edgewater Technology will increase its investment in tactical marketing programs specifically tailored to support organic growth in our vertical offerings and practice areas. In addition, we will explore strategic opportunities that will enhance Edgewater Technology's ability to scale as well as augment our vertical businesses and/or increase our geographic presence.

In the end, it's blocking and tackling, running our business and keeping the focus on what we do well to outlast the temporary dry season that we are in. Edgewater Technology's ability to deliver innovative strategies and solutions create value for our clients and ultimately our stockholders, while the tenacity, optimism and can-do attitudes of our employees contribute to our ability to survive. I want to extend my appreciation to Edgewater Technology's team of professionals along with our clients and stockholders for their continued support and commitment.

Shirley Singleton
President and Chief Executive Officer
Edgewater Technology, Inc.

April 2003



Technology Outlook

"As technology consolidation and integration occurs, strategic investments in enterprise software and Internet technologies will be integral to every organization's IT infrastructure." —David Clancey, *Chief Technology Officer*

While the IT recession enters its fourth year of post-bubble cost-saving retrenchment, the future path for IT technology has become much clearer. When the spigot for IT spending opens, companies will utilize technologies such as **Web Services** and **Purpose Portals** to streamline processes and tap into cost effective ways to leverage existing data. Rather than the traditional use of technology in silo-like independent deployments of ERP, CRM, and Internet technologies that were endemic to the bubble years, a shift toward integration and custom software solutions will take place to leverage existing IT investments. Web Services are facilitating the integration of the best and most productive aspects of each of the independent silos of ERP, CRM, and the Internet, in addition to the legacy systems left behind during the hype. Custom software, Edgewater Technology's specialty and focus, will be the integration effort of necessity.

By exposing all of the existing data, features, and functionality in a new horizontal Web Services-based layer, unique new software applications can be built from the leveraged cross combination of data and functionality from the existing infrastructure. Edgewater Technology refers to this new "application" generation as a Purpose Portal. In effect, each user will have his or her own unique Portal that accesses all of the data, features, and functionality necessary to complete their specific job or purpose within an organization, without respect to how the software is configured within independent silos or disparate sources. Users will not have to "configure" themselves to the idiosyncrasies of the numerous application packages and legacy systems through productivity erosion and error-prone training exercises. Instead, the software necessary for an employee to do their job will itself be specifically configured to that user and their required job flow, thus resulting in a Purpose Portal.

Edgewater Technology will be partnering with its customers to assemble and define all of the supporting infrastructure, systems architecture, development platforms and content management packages to bring these new Purpose Portals into being.

(Vertical Expertise)



"Our industry professionals and technologists understand the challenges faced by today's organizations, enabling us to deliver sharply focused solutions tailored to each customer's specific business and technology needs." —David Gallo, *Chief Operating Officer*

Regardless of the vertical market, today's businesses realize that in order to gain market share in a highly competitive environment, they must make strategic technology investments to achieve critical business goals and differentiate themselves from the competition. Edgewater Technology's focus on key industries gives us an in-depth understanding of what our customers do, what fuels their businesses and how we can improve their bottom line. We combine vertical industry knowledge with a broad base of key strategic technologies to serve our customers' needs and deliver award-winning tailored strategies and solutions.

Edgewater Technology's team of industry professionals has expertise in key primary vertical markets, including:

Financial Services

With a decade of financial services experience, we have proven expertise in market segments that include Banking (loan administration, electronic payments and transaction processing), Capital Markets (investment management, order management and trading, securities processing) and an additional emphasis in Insurance (life, property and casualty, risk management, reinsurance).

Higher Education

Our Higher Education practice provides customized solutions that integrate processes, data and people along the student lifecycle, enabling institutions to maximize the value of lifelong learners. Our focus includes administrative systems, decision support, student services and online learning, with the goal of leveraging existing investments and new enhancements to achieve maximum reuse.

Health Care/Life Sciences

Leading health care and life sciences organizations have turned to Edgewater Technology to leverage our industry knowledge, experience, intellectual capital and methodologies to create strategies and tailored technology solutions. We have developed industrial-scale solutions that reduce our customers' costs by improving information management, streamlining operations, encouraging collaboration and unlocking the value of knowledge assets across the enterprise.

Retail

Our proven vertical expertise in the retail industry has been instrumental in designing and delivering innovative and industrial-strength solutions that provide business value and operational efficiencies in the areas of online ordering, fulfillment, customer service, and supply chain, including multi-channel integration and collaboration among partners.





(Partnerships)

"At Edgewater Technology, creating partnerships with leading technology and services organizations is key to delivering innovative end-to-end solutions. We have established partnerships with a select group of industry leaders whose capabilities complement our own, bringing a total IT solution to our customers." —Betsy Norris, *Vice President, Business Development*

Providing our customers with a seamless solution that maximizes their rate of return is priority number one. For this reason, Edgewater Technology continually explores the expansion of its partner program to further develop, maintain, and solidify alliances with organizations that complement our skills, enhance our vertical approach and drive revenue.

Edgewater Technology focuses on partnerships that bring a total solution to the customer, drive stockholder value and maintain our competitive advantage. Integral to our history of delivering award-winning end-to-end solutions, we form strategic partnerships with business partners whose technology and skill sets provide maximum synergy with Edgewater Technology's broad and evolving service offerings.

Our partnerships are much more than signed contracts—they are a commitment from our partners and Edgewater Technology to build on each of our core competencies, while expanding the strategies and markets we service. We ensure that the partnerships we form strengthen our offerings, while enabling us to provide the best possible products and services to our customers. Our partners assist us in delivering high-performance business and technology solutions that evolve from strategy development to solution creation and implementation to ongoing support.

Edgewater Technology has established strategic working relationships with a number of industry leaders, including: American Student Assistance, BEA, Document Sciences, IBM, Microsoft, Optical Image Technology, Oracle, Sun and Symbol Technologies.

Due to the highly focused nature of these business relationships, many partnerships are aligned to complement our service offerings by adding skills, technology and insights that expand our capabilities across the vertical industries we serve. These best-of-breed partners enable us to deliver strategies and solutions that meet our customers' diverse business needs: cost reductions, speed-to-market, revenue growth, and enhanced competitive advantage in their market.

(Selected Financial Data)

The 2002, 2001 and 2000 selected consolidated financial data presented below has been derived from our audited consolidated financial statements. Our former operating businesses, consisting of the StaffMark commercial staffing division, Robert Walters, Strategic Legal, IntelliMark and ClinForce are presented as discontinued operations. The 1999 selected financial data presents the period April 1, 1999 (date of acquisition of the Edgewater Technology Solutions business) through December 31, 1999. The 1999 selected financial data has been derived from the Company's audited consolidated financial statements not included elsewhere herein. As a result of reporting discontinued operations in 1998, there are no continuing operations to report for the 1998 fiscal year. We believe that this information should be read in conjunction with our audited consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report to Stockholders.

	Historical			
Years Ended December 31,	**2002**	2001	2000	1999[1]
(In Thousands, Except Per Share Data)				
Statement of Operations Data:				
Service revenues	**$ 18,666**	$ 26,574	$ 31,799	$ 15,256
Cost of services	**11,905**	15,733	15,834	7,128
Gross profit	**6,761**	10,841	15,965	8,128
Operating expenses:				
Selling, general and administrative[1]	**8,833**	10,551	14,411	9,107
Depreciation and amortization	**1,003**	5,465	5,078	895
Impairment of goodwill[2]	**7,411**	—	—	—
Restructuring[3]	**349**	—	—	—
Total operating expenses	**17,596**	16,016	19,489	10,002
Operating (loss)	**(10,835)**	(5,175)	(3,524)	(1,874)
Interest income (expense) and other, net	**777**	2,090	3,077	(1,099)
(Loss) before income taxes, discontinued operations, extraordinary item, and change in accounting principle	**(10,058)**	(3,085)	(447)	(2,973)
Tax provision (benefit)	**—**	593	1,234	(875)
Net (loss) from continuing operations before discontinued operations, extraordinary item, and change in accounting principle	**$(10,058)**	$ (3,678)	$ (1,681)	$ (2,098)
Pro forma diluted (loss) income per share from continuing operations[4]:				
Continuing operations	**$ (0.87)**	$ (0.29)	$ (0.06)	$ (0.07)
Amortization of goodwill	**$ —**	$ 0.34	$ 0.15	$ 0.02
Pro forma (loss) income from continuing operations per share	**$ (0.87)**	$ 0.05	$ 0.09	$ (0.05)
Weighted average shares	**11,575**	12,858	29,212	29,526

As of December 31,	**2002**	2001	2000	1999
Balance Sheet Data:				
Cash equivalents and short-term investments	**$ 46,782**	$ 51,501	$145,581	$ 9,857
Working capital	**46,025**	49,101	158,154	13,122
Net assets of discontinued operations	**—**	—	14,831	543,601
Total assets	**86,493**	112,847	254,700	614,059
Long-term debt, including current maturities	**60**	353	608	291,090
Stockholders' equity	**$ 81,037**	$104,992	$237,245	$293,049
Outstanding Shares of Common Stock	**11,485**	11,594	28,693	29,401

(1) Selling, general and administrative expenses included corporate costs of $0.4 million, $3.1 million and $5.0 million for 2001, 2000 and 1999, respectively, that were not directly related to our Solutions business unit. These costs were incurred in historical periods based on a larger public company and a different corporate structure and are not necessarily indicative of corporate costs that will be necessary to operate our Solutions business unit as a stand-alone public company. The results for 1999 include the post-acquisition results of operations for our Solutions segment, after April 1, 1999.

(2) The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 on January 1, 2002 and, in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. On December 2, 2002, the selected annual measurement date, the Company recorded an additional non-cash charge of $7.4 million, relating to a further impairment of goodwill. See Note 2 of the consolidated financial statements included elsewhere herein.

(3) As a result of a workforce reduction on February 28, 2002, the Company recorded approximately $349,000 of restructuring charges related to associated severance costs. See Note 4 of the consolidated financial statements included elsewhere herein.

(4) Effective January 1, 2002, goodwill is no longer amortized in accordance with SFAS No 142. Pro forma earnings per share excludes goodwill amortization expense of $4.3 million for 2001 and 2000, and $0.5 million for pro forma 1999. See Note 2 of the consolidated financial statements included elsewhere herein.

(Management's Discussion and Analysis of Financial Condition and Results of Operations)

The following discussion should be read in conjunction with the "Selected Financial Data," and audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report to Stockholders.

Background

Edgewater Technology, Inc. ("Edgewater Technology" or "the Company") is an award-winning strategic consulting firm that specializes in providing technical consulting, custom software development and system integration services to middle-market companies and divisions of Global 2000 companies. We develop scalable technology solutions, which expedite business processes and provide our customers with competitive advantages. Our consultants collaborate with clients to translate business goals into technology-driven strategies. Headquartered in Wakefield, Massachusetts, Edgewater Technology has developed a partnership approach with our clients, targeting strategic, mission-critical applications. With approximately 119 technical consulting professionals at the end of 2002, Edgewater Technology services our client base by leveraging a combination of leading-edge technologies and proven reengineering techniques provided by our network of strategically positioned solutions centers throughout the United States.

Recent Events

New 10b5-1 Program. On February 12, 2003, we established a stock repurchase program with a broker under the Securities and Exchange Commission ("SEC") Rule 10b5-1. This program will supplement our existing stock repurchase program to purchase shares of up to $20 million of our common stock even during traditional blackout periods. This trading program became effective on February 14, 2003 and will expire on December 31, 2003, unless earlier terminated by the broker or us or upon certain specified events.

Stephens Group/Staffmark Investment Litigation Matter. On February 11, 2003, the Company entered into a mutual Settlement and Release Agreement with the Stephens Group, Inc., Staffmark Investment, LLC, a majority owned subsidiary of Stephens Group, Inc. and its subsidiaries (collectively, the "Stephens Group") to terminate, dismiss and retain intact the Company's favorable summary judgment ruling with respect to the litigation matter in Delaware Superior Court. In addition to the mutual releases, the mutual Settlement and Release Agreement required the Company to pay $950,000 to the Stephens Group. The parties agreed that the existence of the settlement agreement and all of its terms, including any payment, were not evidence of any wrongdoing or liability related to the sale of the Company's commercial staffing business in June 2000. The settlement amount of $950,000 was charged to discontinued operations in the 2002 statement of operations and such amount was subsequently paid in February 2003. See Note 15 to the consolidated financial statements included elsewhere herein.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions, upon which we rely, are reasonable based upon information available to us at the time that they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and actual results, our financial statements may be affected. The accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- Revenue Recognition
- Accounting for Income Taxes
- Valuation of Long-Lived and Intangible Assets

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See notes to consolidated financial statements included elsewhere herein, which contain additional information regarding our accounting policies and other disclosures required by GAAP. We have identified the policies listed below as critical to our business operations and the understanding of our results of operations.

Revenue Recognition. A substantial portion of our Company's contracts are billed on a time and materials basis. Revenues pursuant to time and materials contracts are generally recognized as services are provided. Revenues pursuant to fixed price contracts are generally recognized as services are rendered using the percentage-of-completion method of accounting, based on the ratio of costs incurred to total estimated costs. Revenues and earnings may fluctuate from quarter to quarter based on the number, size and scope of projects in which we are engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of holdback reserves, the use of estimates of resources required to complete ongoing projects, general economic conditions and other factors. Certain significant estimates include percentage-of-completion estimates used for fixed price contracts and the allowance for doubtful accounts. These items are frequently monitored and analyzed by management for changes in facts and circumstances and the effect, if any, on prior estimates. See Note 2 of the consolidated financial statements included elsewhere herein.

Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance against our net deferred tax assets of $15.7 million and $15.3 million, as of December 31, 2002 and 2001, respectively, due to potential uncertainty related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire. We consider scheduled reversals of deferred tax liabilities, projected future taxable income, ongoing tax planning strategies and other matters, including the period over which our deferred tax assets will be recoverable in assessing the need for and the amount of the valuation allowance. In the event that actual results differ from these estimates or we adjust these estimates in future periods, adjustments to the deferred tax assets may be recorded, which could materially impact our financial position and net income (loss) in the period. See Note 10 of the consolidated financial statements included elsewhere herein.

Valuation of Long-Lived and Intangible Assets. We assess the impairment of identifiable intangibles, long-lived assets and related goodwill annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review include: significant negative industry or economic trends, significant operating underperformance relative to expected historical or projected future results, significant decline in our stock price or the stock price of our industry peers and/or a decline in our market capitalization relative to our net book value. Our judgments regarding the existence of impairment indicators are based upon legal factors, market conditions and operational performance. The Company adopted SFAS No. 142 in 2002 and in accordance therewith recorded as a change in accounting principle a non-cash charge of $12.5 million upon the adoption on January 1, 2002 due to an impairment of goodwill. On December 2, 2002, our selected annual measurement date, the Company recorded an additional non-cash charge of $7.4 million due to a further impairment of goodwill. See Note 2 of the consolidated financial statements included elsewhere herein.

Results for the Year Ended December 31, 2002 Compared to Results for the Year Ended December 31, 2001

Service Revenues. Revenues decreased $7.9 million, or 29.8%, to $18.7 million for 2002 compared to $26.6 million for 2001. Revenues decreased primarily due to an economic slowdown that has affected spending for information technology services. Revenues from a related party amounted to $12.3 million in 2002 compared to $10.6 million in 2001. For the year ended December 31, 2002, one additional customer contributed more than 10% of revenues. For the year ended December 31, 2002 and 2001, our three largest customers, including the related party, represented 82.9% and 57.3% of our revenues in the aggregate, respectively. See Note 14 and Note 17 of the consolidated financial statements included elsewhere herein.

Cost of Services. Cost of services consists of project personnel salaries, payroll taxes, employee benefits and travel expenses for personnel dedicated to customer projects. These costs represent the most significant expense we incur in providing our services. Project personnel costs decreased $3.8 million, or 24.3%, to $11.9 million for 2002 compared to $15.7 million for 2001 due to a reduction in headcount. Headcount for project personnel was reduced from 157 at December 31, 2001 to 119 at December 31, 2002. Utilization is a function of our ability to utilize our billable professionals and generate revenues. Our utilization rates for 2002 and 2001 amounted to 67.0% and 72.2%, respectively.

Gross Profit. Gross profit for 2002 decreased $4.0 million, or 37.6%, to $6.8 million compared to $10.8 million for 2001. The decrease in gross profit directly relates to the decrease in revenues and utilization during the period, which is discussed above. Gross profit margin for 2002 was 36.2% compared to 40.8% during 2001. The decrease in gross profit was due primarily to the decrease in revenues and utilization discussed above.

Selling, General and Administrative Expenses ("SG&A"). SG&A decreased $1.7 million, or 16.3%, to $8.8 million for 2002 compared to $10.5 million for 2001. SG&A as a percentage of revenue was 47.3% and 39.7% for 2002 and 2001, respectively, and this percentage increase is attributable to lower revenue levels during the relevant 2002 period referenced above. SG&A costs decreased primarily as a result of lower payroll and bonus expense of $0.9 million, a decrease in bad debt expense of $0.4 million, a reduction in recruiting expense of $0.3 million, and other expenses of $0.1 million.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased $4.5 million to $1.0 million for 2002 compared to $5.5 million for 2001. This decrease is a direct result of the implementation of SFAS No. 142, in which goodwill is determined to have an indefinite life and is no longer amortized. Accordingly, as of January 1, 2002, we discontinued amortizing goodwill. Our goodwill amortization expense for 2001 amounted to $4.3 million.

Impairment of Goodwill. As discussed above, we adopted SFAS No. 142 on January 1, 2002 and in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. On December 2, 2002, our selected annual measurement date, we recorded an additional non-cash charge of $7.4 million, relating to a further impairment of goodwill. See Note 2 of the consolidated financial statements included elsewhere herein. Our net unamortized goodwill as of December 31, 2002 and December 31, 2001 was $10.8 million and $30.7 million, respectively.

Restructuring. We implemented a workforce reduction in February 2002 to better align our consultant base to our expected revenues. The Company reduced headcount by nineteen percent (19%), or approximately 38 positions, which resulted in a restructuring charge of approximately $349,000, which consisted primarily of severance and similar employee payroll related termination expenses. All amounts were paid as of December 31, 2002.

Interest Income and Other, Net. We earned net interest income of $0.8 million for 2002, as compared to net interest income of $2.1 million for 2001. This decrease is due primarily to the decrease in interest rates, and a slightly lower average cash balance during 2002.

Tax Provision. There was no income tax provision in 2002 primarily as a result of the net loss and management's assumptions on the recorded valuation allowance relating to our net deferred tax assets. The tax provision for 2001 represents certain state taxes. For all other jurisdictions, the estimated effective tax rate for 2002 and 2001 was 0% and 19.2%, respectively. We have recorded a valuation allowance against our net deferred tax assets of approximately $15.7 million and $15.3 million, respectively, as of December 31, 2002 and 2001 due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire.

Net Loss from Continuing Operations. Net loss from continuing operations increased $6.4 million, to $(10.1) million in 2002 compared to $(3.7) million in 2001. This increase was primarily a result of the restructuring of $349,000 and the non-cash charge of $7.4 million relating to further goodwill impairment, partially offset by a decrease in SG&A and other factors described above. Net loss from continuing operations as a percentage of revenue was (53.9)% for 2002 and (13.8)% for 2001.

Discontinued Operations. In 2002, we recorded a $950,000 charge relating to a settlement with the Stephens Group, a component of discontinued operations. On February 11, 2003, we executed a definitive mutual Settlement and Release Agreement with the Stephens Group to terminate, dismiss and retain intact the Company's favorable summary judgment ruling with respect to the litigation matter in Delaware Superior Court. The parties agreed that the existence of the settlement agreement and all of its terms, including any payment, were not evidence of any wrongdoing or liability related to the sale of the Company's commercial staffing business in June 2000. The Company paid the $950,000 in February 2003. See Note 15 of the consolidated financial statements included elsewhere herein.

Extraordinary Item. In 2001, the Company recorded $27,000 of certain costs associated with the Wakefield Tragedy, as an extraordinary item in the financial statements. No such costs were incurred in 2002. See Note 5 to the consolidated financial statements.

Change in Accounting Principle. As discussed above, we adopted SFAS No. 142 on January 1, 2002 and, in accordance therewith, recorded as a change in accounting principle a non-cash charge of $12.5 million relating to an impairment of recorded goodwill. See Note 2 of the consolidated financial statements included elsewhere herein.

Net (Loss) Income. We recognized a net loss of $(23.5) million for 2002 compared to a net income of $1.9 million for 2001. The net loss increased substantially in 2002 due to the adoption of SFAS No. 142, which required our goodwill to be revalued, resulting in total impairment charges of $19.9 million for 2002. Net income for 2001 included a gain on the sale of our non-Solutions division, ClinForce, of $6.5 million and a net loss from operations of this discontinued division of $(0.9) million.

Results for the Year Ended December 31, 2001 Compared to Results for the Year Ended December 31, 2000

Service Revenues. Revenues decreased $5.2 million, or 16.4%, to $26.6 million for 2001 compared to $31.8 million for 2000. Revenues decreased primarily due to an economic slowdown that has affected spending for information technology services resulting in postponed or delayed customer projects. Revenues from a related party amounted to $10.6 million in 2001 compared to $8.5 million in 2000. For the year ended December 31, 2001 and 2000, our three largest customers, including a related party, represented 57.3% and 64.9% of our revenues in the aggregate, respectively. See Note 14 and Note 17 of the consolidated financial statements included elsewhere herein.

Cost of Services. Project personnel costs consist principally of salaries, payroll taxes, employee benefits and travel expenses for personnel dedicated to customer projects. These costs represent the most significant expense we incur in providing our services. Project personnel costs remained fairly consistent at $15.7 million for 2001 compared to $15.8 million for 2000. However, as a percentage of revenue, cost of sales increased 9.4% to 59.2% in 2001 from 49.8% in 2000. Utilization is a function of our ability to utilize our billable professionals and generate revenues. Utilization rates declined from 84.6% in 2000 to 72.2% in 2001, resulting in lower gross profit as compared to the prior year. This decrease is primarily the result of lower revenues and the retention of our non-utilized consultant base in order to provide for growth, which did not materialize during 2001. As a result, we implemented a workforce reduction on February 28, 2002 to better align our consultant base to our expected revenues.

Gross Profit. Gross profit decreased $5.2 million, or 32.1%, to $10.8 million for 2001 compared to $16.0 million for 2000. Gross profit decreased due to lower revenue and lower utilization rates. Gross profit as a percentage of revenue decreased from 50.2% in 2000 to 40.8% in 2001.

Selling, General and Administrative Expense ("SG&A"). SG&A decreased $3.8 million, or 26.8%, to $10.6 million for 2001, compared to $14.4 million for 2000. SG&A as a percentage of revenue was 39.7% and 45.3% for 2001 and 2000, respectively. SG&A decreased as a result of lower payroll and bonus expense and a reduction in recruiting expense and associated costs of hiring new staff, partially offset by an increase in provision of bad debt of $0.5 million.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $0.4 million to $5.5 million for 2001, as compared to $5.1 million for 2000. This increase is a result of the reallocation of Edgewater Technology's purchase price between goodwill and intangible assets during the fall of 2000, with the intangible assets having a shorter amortization period than the amortization period for our goodwill. As discussed previously, the Company adopted SFAS No. 142 in 2002, and no longer amortizes goodwill. Goodwill amortization recorded in 2001 and 2000 was $4.3 million.

Interest Income and Other, Net. We earned net interest income of $2.1 million for 2001 as compared to $3.1 million for 2000. Interest expense in 2000 was primarily related to borrowings on our credit facility to fund working capital requirements, the cash portion of our acquisitions and additions to property and equipment. Using the proceeds from the sale of our various non-Solutions business and divisions, all borrowings were repaid in July 2000 and excess cash amounts were placed in short-term investments, used to fund the Tender Offer, repurchase shares of our common stock under our stock purchase program and for general corporate purposes. Interest income is primarily related to interest generated from the investment of excess cash amounts.

Tax Provision. The tax provision for 2001 represents certain state taxes. For all other jurisdictions, the estimated effective tax rate for 2001 and 2000 was 19.2% and 260.6%, respectively. We have recorded a valuation allowance against our net deferred tax assets of approximately $15.3 million and $13.6 million, as of December 31, 2001 and 2000, respectively, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire.

Net Loss from Continuing Operations. Net loss from continuing operations increased $2.0 million, to $(3.7) million for 2001 as compared to $(1.7) million in 2000. In addition to the issues discussed above, such as the increase in amortization, the net loss from continuing operations for 2001 increased as a result of a required tax provision of $0.6 million due to non-deductible goodwill amortization. These taxes will not be paid out in cash, as we will utilize net operating losses to offset such taxes. Our net operating tax losses relate to the sale of our non-Solutions businesses and divisions and resulted in a deferred tax asset of approximately $22.0 million for use to offset taxable income in future years.

Discontinued Operations. During the first quarter of 1999, market values for publicly traded staffing companies began to decline. For many staffing companies, this downward trend subsequently continued or deteriorated further and was compounded by a Year 2000-related slowdown in demand for IT staffing. These circumstances contributed to depressed market valuations for publicly traded entities and in response to these developments our Company decided to undergo a comprehensive program to refocus future growth initiatives on our systems integration and consulting business and to this effect, commit to divestures of each of our staffing businesses. See Note 3 of the consolidated financial statements included elsewhere herein.

Extraordinary Item. On December 26, 2000, a tragedy occurred at our Wakefield, Massachusetts office, where seven employees were murdered. We incurred expenses totaling approximately $1.0 million through December 31, 2002, for items such as legal fees, foundation costs, family and employee counselors, and property and facility expenses. These costs are presented as an extraordinary item, net of insurance proceeds and the applicable tax effect, in the accompanying consolidated statements of operations. For the year ended December 31, 2001, amounts recorded as extraordinary item represent additional accruals, net of insurance proceeds, and the applicable income tax effect.

Net Income (Loss). We recognized net income of $1.9 million for 2001 compared to a net loss of $(51.2) million for 2000. The substantial improvement in net income relates primarily to the change in loss from discontinued operations offset by the gain on sale of divisions. Net income for 2001 included a gain on the sale of our non-solutions division, ClinForce, of $6.5 million and a net loss from operations of the discontinued division of $(0.9) million. Net loss for 2000 included a gain on the sale of divisions of $64.4 million and a net loss from operations of the discontinued divisions of $(113.5) million.

Liquidity and Capital Resources

The following table summarizes our cash flow activities for the periods indicated:

Years Ended December 31,	**2002**	2001	2000
(In Thousands)			
Cash flows provided by (used in):			
Operating activities	**$ (72)**	$ 19,212	$ 5,488
Investing activities	**(6,472)**	21,956	444,576
Financing activities	**(789)**	(134,738)	(297,326)
Discontinued operating activities	**(3,551)**	(11,453)	(11,128)
Extraordinary item	**(85)**	(430)	—
Total	**$(10,969)**	$(105,453)	$ 141,610

As of December 31, 2002, we had cash, cash equivalents and short-term investments of $46.8 million, a 9.1% decrease from the December 31, 2001 balance of $51.5 million. Working capital decreased to $46.0 million at December 31, 2002, a 6.3% decrease from the December 31, 2001 balance of $49.1 million.

Our primary historical sources of funds are from operations, bank borrowings and the proceeds from equity offerings and sales of businesses. Our principal historical uses of cash have been to fund acquisitions, working capital requirements and capital expenditures. We generally pay our consultants and associates bi-weekly for their services, while receiving payments from customers 30 to 60 days from the date of the invoice.

Net cash (used in) provided by continuing operating activities was $(0.1) million, $19.2 million and $5.5 million for 2002, 2001 and 2000, respectively. The net cash provided by continuing operating activities for the periods presented primarily reflects the net loss from continuing operations, offset by significant non-cash expenses related to depreciation, amortization and impairment of goodwill and sale of discontinued divisions, as well as changes in operating assets and liabilities, including the receipt of a $16.1 million income tax refund related to operating loss carrybacks in 2001.

Net cash (used in) provided by continuing investing activities was $(6.5) million, $22.0 million and $444.6 million for 2002, 2001 and 2000, respectively. Cash (used in) provided by continuing investing activities was primarily attributable to purchases of short-term investments in 2002 and in 2001. In 2001 and 2000, cash provided by continuing investing activities was primarily attributable to the proceeds from the sale of our non-Solutions divisions offset by cash paid for additional contingent consideration for acquisitions completed during prior periods and purchases of short-term investments. As of December 31, 2002, we have no commitments for capital expenditures. Capital expenditures are discretionary.

Net cash (used in) continuing financing activities was $(0.8) million, $(134.7) million and $(297.3) million for 2002, 2001 and 2000, respectively. Cash used in continuing financing activities in 2002 and 2000 was primarily attributable to the repurchase of stock and payments on borrowings. Cash used in 2001 was primarily related to repurchases of stock, including the Tender Offer in January 2001, when we repurchased 16.25 million shares for aggregate consideration of $130.0 million, excluding fees and expenses.

Net cash (used in) discontinued operations was $(3.6) million, $(11.5) million and $(11.1) million for 2002, 2001 and 2000, respectively. These cash disbursements related to the Company's decision to undergo a comprehensive program to refocus future growth initiatives on our systems integration and consulting business and to this effect, commit to divestures of each of our staffing businesses. See Note 3 of the consolidated financial statements included elsewhere herein. Net cash (used in) extraordinary item was $(0.1) million and $(0.4) million during 2002 and 2001, respectively. See Note 5 of the consolidated financial statements included elsewhere herein.

As a result of the above, and as a result of cash flows from discontinued operations, our combined cash and cash equivalents decreased $11.0 million and $105.5 million in 2002 and 2001, respectively, and increased $141.6 million in 2000. The aggregate cash and cash equivalents and short-term investments were $46.8 million, $51.5 million and $145.6 million, as of December 31, 2002, 2001 and 2000, respectively.

Our Board of Directors, in September, 2002, authorized management, subject to legal requirements, to use up to $20.0 million to repurchase our common stock over a period, as amended, to expire December 31, 2003. Repurchases have been and will be made from time to time on the open market at prevailing market prices or in negotiated transactions off the market. Under this repurchase program, during 2002, 2001 and 2000 we repurchased 150,190 shares, 922,500 shares and 944,000 shares of our common stock, respectively, for $0.6 million, $3.7 million and $6.2 million, respectively. As part of this repurchase program, effective February 14, 2003, our Board authorized an SEC Rule 10b5-1 repurchase program with a broker that allows more consistent repurchases of our common stock even during traditional black-out periods.

In January 2001, the Company closed the Tender Offer and acquired 16.25 million shares of our common stock at the Tender Offer Price for aggregate consideration of $130.0 million, excluding fees and expenses, and common stock subject to certain vested in-the-money stock options for aggregate consideration of $0.2 million.

We believe that our cash flows from operations and available cash will provide sufficient liquidity for our existing operations for the foreseeable future. We periodically reassess the adequacy of our liquidity position, taking into consideration current and anticipated operating cash flow, anticipated capital expenditures, business combinations, possible stockholder distributions and public or private offerings of debt or equity securities. The pace at which we will either generate or consume cash will be dependent upon future operations and the level of demand for our services on an ongoing basis. See "Business; Potential Future Strategies, Transactions and Changes" in our Company's 2002 Form 10-K.

Off Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

We lease office space and certain equipment under noncancellable operating and capital lease arrangements through 2009. Rent expense, including amounts paid to related parties for discontinued operations, was approximately $0.9 million, $1.3 million and $12.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company entered into a sublease agreement on July 1, 2002 with a third party to occupy our former corporate headquarters in Fayetteville, Arkansas. The sublease commenced on July 15, 2002 and will end on June 30, 2007. Under the sublease agreement, the sub-tenant shall pay base rent to Edgewater in the amount of $0.2 million for the years 2003, 2004, 2005 and 2006, and will pay $0.1 million in 2007.

Annual future minimum payments required under operating leases that have an initial or remaining noncancellable lease term in excess of one year are as follows (these amounts do not include expected sublease payments):

Fiscal Years Ending December 31,	Lease Obligations
(In Thousands)	
2003	$ 907
2004	731
2005	574
2006	378
2007	246
Thereafter	369
	$3,205

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements SFAS Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No. 145 related to the rescission of Statement No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of SFAS No. 145 related to Statement No. 13 should be effective for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The Company does not expect that the adoption of SFAS No. 145, in 2003, will have a material impact on its consolidated results of operations, financial position or cash flows.

In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 supercedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," which required a liability be recognized at the commitment date to an exit plan. The Company is required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146, in 2003, will have a material impact on its consolidated results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which addresses financial accounting and reporting for recording expenses for the fair value of stock options. SFAS No. 148 provides alternative methods of transition for a voluntary change to fair value-based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The provisions of this Statement are effective for fiscal years ending after December 15, 2002, with early application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We will continue to account for our stock-based compensation under the intrinsic value method prescribed under Accounting Principles Board Opinion (APB) No. 25. The reporting requirements under SFAS No. 148 have been adopted in the consolidated financial statements included elsewhere herein and certain disclosures pertaining to interim information will be included beginning in the first quarter of fiscal 2003.

In November 2002, the FASB issued Financial Interpretation No. 45 ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. In addition, FIN No. 45 requires disclosures for product warranties which include disclosures on the guarantor's accounting and methodology used in determining its liability and a tabular reconciliation of the changes in the guarantor's product warranty liability for the reporting period. The Company warrants its services for a limited period beyond the dates the services are provided. There are no warranty accruals recorded and the Company is not a guarantor under any agreements. We have complied with the disclosure requirements under FIN No. 45 in these notes to the consolidated financial statements. We do not expect that FIN No. 45 will have a material effect on our financial condition, results of operations or cash flows prospectively.

Related Party Transactions

The Synapse Group, Inc. ("Synapse"), one of our significant customers discussed in Notes 14 and 17 of the consolidated financial statements included elsewhere herein, is considered a related party as its President and Chief Executive Officer is also a member of our Board of Directors. Revenues from Synapse amounted to $12.3 million, $10.6 million and $8.5 million, respectively, for 2002, 2001 and 2000. Payments received from Synapse for 2002, 2001 and 2000 amounted to $12.4 million, $10.2 million and $10.0 million, respectively. Outstanding accounts receivable for Synapse were $1.9 million and $2.0 million, as of December 31, 2002 and 2001, respectively, which balances were within the Company's normal business terms.

Our Company entered into a lease agreement in 1999, which was modified in June 2000, with a stockholder who is a former officer and director, to lease certain parcels of land and buildings in Fayetteville, Arkansas for our former corporate headquarters that were included in our Company's discontinued operations. Rent payments related to these facilities totaled approximately $0.2 million, $0.2 million, and $0.4 million for the years ended December 31,

2002, 2001 and 2000, respectively. Future related party lease obligations relate to this lease agreement. As our Company's corporate headquarters moved to Wakefield, Massachusetts in 2001, the Company subleased the Fayetteville facility to a third party in 2002. See Note 16 of the consolidated financial statements included elsewhere herein.

Included in the "Certain Transactions" section of our 2003 Proxy Statement for our May 22, 2003 Annual Stockholders' Meeting are additional related party transactions. Our Proxy Statement will be filed with the SEC on or before April 30, 2003.

Other Tax Matters

During the second quarter of 2002, our Company was notified by the Internal Revenue Service (the "IRS") that it would be auditing our consolidated income tax returns for the 1998, 1999 and 2000 fiscal years. Our Company has responded to various IRS information requests by delivering documents and answering questions. For the period of the fiscal years covered by the audit, we owned non-Solutions staffing related businesses, which were sold during the 2000 and 2001 fiscal years, as described in Note 3 of the consolidated financial statements included elsewhere herein. The results of the IRS audit could have an impact on our deferred tax asset, however, as of the date of this Annual Report, we do not believe any such impact would be material to our financial position.

In 2002, the Internal Revenue Code (the "IRC") was amended to allow corporations to carry-back tax losses for up to five years, as opposed to two years and obtain income tax refunds if otherwise available. As a result of this change in the IRC, we believe our Company will file an income tax refund claim during 2003 for prior years' income taxes for an amount, which has not yet been determined. The receipt of an income tax refund, if any, would be subject to the administrative procedures of the IRS, as well as the resolution of the IRS audit referenced above.

Forward-Looking Statements

Some of the statements in this 2002 Annual Report to Stockholders constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to future earnings per share, future revenues, future operating income, future cash flows, potential dividends, potential business combination transactions, competitive and strategic initiatives, potential stock repurchases, and future liquidity needs. These statements involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, growth, performance, earnings per share or achievements to be materially different from any future results, levels of activity, growth, performance, earnings per share or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Business—Factors Affecting Finances, Business Prospects and Stock Volatility" in our Company's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 28, 2003.

The forward-looking statements included in this Annual Report to Stockholders relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "believe," "anticipate," "future," "forward," "potential," "estimate," "encourage," "opportunity," "decide," "goal," "objective," "quality," "growth," "leader," "could," "expect," "intend," "plan," "expand," "focus," "build," "through," "strategy," "expiration," "provide," "offer," "maximize," "meet," "allow," "allowed," "represent," "commitment," "lend," "create," "implement," "result," "seek," "increase," "add," "establish," "pursue," "feel," "work," "perform," "make," "continue," "can," "will," "going," "include," or the negative of such terms or comparable terminology. These forward-looking statements inherently involve certain risks and uncertainties, although they are based on our current plans or assessments which are believed to be reasonable as of the date of this Annual Report to Stockholders. Factors that may cause actual results, goals, targets or objectives to differ materially from those contemplated, projected, forecast, estimated, anticipated, planned or budgeted in such forward-looking statements include, among others, the following possibilities: (1) inability to effect a business combination, execute upon growth objectives, pay a dividend or repurchase shares in the future on terms acceptable to us; (2) changes in industry trends, such as decline in the demand for Solutions services, or delays in industry wide IT spending, whether on a temporary or permanent basis and/or delays by customers in initiating new projects or continuing new project milestones; (3) adverse developments and volatility involving debt, equity, currency or technology market conditions; (4) the occurrence of lawsuits or adverse results in litigation or tax matters; (5) failure to obtain new customers or retain significant existing customers; (6) loss of key executives; (7) general economic and business conditions (whether foreign, national, state or local) which include, but are not limited to, changes in interest or currency exchange rates; (8) failure of the middle-market and the needs of middle-market enterprises for IT Solutions services to develop as anticipated; (9) inability to recruit and retain professionals with the high level of information technology skills and experience needed to provide our services; (10) expanding outsourcing services to generate additional revenue; and/or (11) any changes in ownership that would result in a limitation on the use of the net operating loss carryforward under applicable tax laws, which is included in the net deferred tax asset of approximately $22.9 million as of December 31, 2002 as referred to in this Annual Report to Stockholders. In evaluating these statements, you should specifically consider various factors described above as well as the risks outlined under "Business—Factors Affecting Finances, Business Prospects and Stock Volatility in our Company's Form 10-K filed with the SEC on March 28, 2003. These factors may cause our actual results to differ materially from those contemplated, projected, anticipated, planned or budgeted in any such forward-looking statements.

Although we believe that the expectations in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, growth, earnings per share or achievements. However, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements to conform such statements to actual results.

Independent Auditors' Report

To the Board of Directors and Stockholders of Edgewater Technology, Inc.:

We have audited the accompanying consolidated balance sheet of Edgewater Technology, Inc. and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2002 financial statements based on our audit. The financial statements of Edgewater Technology, Inc. and subsidiaries as of December 31, 2001 and for each of the years in the two-year period then ended, before the reclassification and inclusion of the disclosure discussed in Note 8 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 29, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the financial position of Edgewater Technology, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations. As described in Note 8, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 8 with respect to 2001 and 2000 included (1) comparing the previously reported income (loss) before extraordinary item and net income (loss) to the previously issued consolidated financial statements and the adjustments to reported income (loss) before extraordinary item and net income (loss) representing amortization expense recognized in those periods related to goodwill that is no longer being amortized as a result of initially applying SFAS 142 to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of adjusted income (loss) before extraordinary item and net income (loss) to reported income (loss) before extraordinary item and net loss and the related income (loss) per share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 8 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 consolidated financial statements taken as a whole.

Deloitte + Touche LLP
Boston, Massachusetts
February 12, 2003

Below is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Edgewater Technology, Inc.'s filing of an Annual Report on Form 10-K with the SEC for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this Annual Report to Stockholders. See Exhibit 23.2 to the 2002 Form 10-K filed with the SEC on March 28, 2003 for further discussion. The consolidated balance sheet as of December 31, 2000 and the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1999 referred to in this report have not been included in the accompanying financial statements.

Report of Independent Public Accountants

To the Stockholders of Edgewater Technology, Inc.:

We have audited the accompanying consolidated balance sheets of Edgewater Technology, Inc. (the "Company", a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewater Technology, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts
January 29, 2002

(Consolidated Balance Sheets)

(In Thousands, Except Per Share Data)

December 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,159	$ 40,128
Short-term investments	17,623	11,373
Accounts receivable, net (including related party amounts of $1,900 and $2,000 at December 31, 2002 and 2001, respectively)	2,647	4,045
Deferred income taxes, net	1,127	491
Prepaid expenses and other current assets	925	859
Total current assets	51,481	56,896
Property and equipment, net	1,606	2,056
Intangible assets, net	11,614	31,807
Deferred income taxes, net	21,757	22,032
Other assets	35	56
Total assets	$ 86,493	$ 112,847
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,662	$ 1,801
Other liabilities including discontinued operations	1,662	4,841
Current portion of capital lease obligations	60	293
Accrued payroll and related liabilities	882	629
Other liabilities	240	231
Litigation settlement	950	—
Total current liabilities	5,456	7,795
Long-term liabilities, net of current portion	—	60
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 10,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value; 200,000 shares authorized, 29,596 shares issued, 11,485 and 11,594 shares outstanding as of December 31, 2002 and 2001, respectively	296	296
Paid-in capital	217,302	217,438
Treasury stock, at cost, 18,111 and 18,002 shares at December 31, 2002 and 2001, respectively	(140,276)	(139,916)
Retained earnings	3,715	27,174
Total stockholders' equity	81,037	104,992
Total liabilities and stockholders' equity	$ 86,493	$ 112,847

See notes to consolidated financial statements.

(Consolidated Statements of Operations)

(In Thousands, Except Per Share Data)

Years Ended December 31,	**2002**	2001	2000
Service revenues (including related party amounts of $12,300, $10,600 and $8,500 in 2002, 2001 and 2000, respectively)	**$ 18,666**	$26,574	$ 31,799
Cost of services	**11,905**	15,733	15,834
Gross profit	**6,761**	10,841	15,965
Operating expenses:			
Selling, general and administrative	**8,833**	10,551	14,411
Depreciation and amortization	**1,003**	5,465	5,078
Impairment of goodwill	**7,411**	—	—
Restructuring	**349**	—	—
Total operating expenses	**17,596**	16,016	19,489
Operating loss	**(10,835)**	(5,175)	(3,524)
Interest income and other, net	**777**	2,090	3,077
Loss before taxes, discontinued operations, extraordinary item and change in accounting principle	**(10,058)**	(3,085)	(447)
Tax provision	**—**	593	1,234
Net loss from continuing operations before discontinued operations, extraordinary item and change in accounting principle	**(10,058)**	(3,678)	(1,681)
Discontinued operations:			
Loss from operations of discontinued divisions, net of applicable taxes	**(950)**	(904)	(113,534)
Gain on sale of division, net of applicable taxes	**—**	6,514	64,368
(Loss) income before extraordinary item and change in accounting principle	**(11,008)**	1,932	(50,847)
Extraordinary item, net of applicable taxes	**—**	(27)	(360)
Change in accounting principle	**(12,451)**	—	—
Net (loss) income	**$(23,459)**	$ 1,905	$ (51,207)
Basic and diluted (loss) income per share:			
Continuing operations	**$ (0.87)**	$ (0.29)	$ (0.06)
Discontinued operations	**(0.08)**	0.44	(1.68)
Extraordinary item	**—**	—	(0.01)
Change in accounting principle	**(1.08)**	—	—
Net (loss) income	**$ (2.03)**	$ 0.15	$ (1.75)
Weighted average shares	**11,575**	12,858	29,212

See notes to consolidated financial statements.

(Consolidated Statements of Stockholders' Equity)

(In Thousands)

	Common Stock		Paid-in	Treasury	Retained	Total Stockholders'
	Shares	Amount	Capital	Stock	Earnings	Equity
BALANCE, January 1, 2000	29,401	$294	$216,279	$ —	$ 76,476	$ 293,049
Issuances of common stock related to employee stock plans	235	2	1,559	—	—	1,561
Repurchase of common stock	(943)	—	—	(6,158)	—	(6,158)
Net loss	—	—	—	—	(51,207)	(51,207)
BALANCE, December 31, 2000	28,693	296	217,838	(6,158)	25,269	237,245
Issuances of common stock related to employee stock plans	74	—	(507)	767	—	260
Repurchase of common stock	(923)	—	—	(3,718)	—	(3,718)
Tender Offer	(16,250)	—	107	(130,807)	—	(130,700)
Net income	—	—	—	—	1,905	1,905
BALANCE, December 31, 2001	11,594	296	217,438	(139,916)	27,174	104,992
Issuances of common stock related to employee stock plans	**37**	**—**	**(127)**	**244**	**—**	**117**
Stock option exercise	**4**	**—**	**(9)**	**24**	**—**	**15**
Repurchase of common stock	**(150)**	**—**	**—**	**(628)**	**—**	**(628)**
Net loss	**—**	**—**	**—**	**—**	**(23,459)**	**(23,459)**
BALANCE, December 31, 2002	**11,485**	**$296**	**$217,302**	**$(140,276)**	**$ 3,715**	**$ 81,037**

See notes to consolidated financial statements.

(Consolidated Statements of Cash Flows)

(In Thousands)

Years Ended December 31,	2002	2001	2000
Cash Flows from Operating Activities:			
Net (loss) income	$(23,459)	$ 1,905	$ (51,207)
Loss from operations of discontinued divisions	950	904	113,534
Gain on sale of division	—	(6,514)	(64,368)
Change in accounting principle	12,451	—	—
Extraordinary item, net of applicable taxes	—	27	360
Net loss from continuing operations	(10,058)	(3,678)	(1,681)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization	1,003	5,465	5,078
Impairment of goodwill	7,411	—	—
Provision for bad debts	178	548	54
Deferred income taxes	280	593	—
Effect of compensatory stock options	—	—	231
Other, net	—	—	44
Change in operating accounts, net of effect of dispositions:			
Accounts receivable	1,220	1,347	(741)
Income tax receivable	—	16,121	—
Prepaid expenses and other current assets	(66)	49	(912)
Other assets	21	17	(5)
Accounts payable and accrued liabilities	(323)	1,003	2,947
Accrued payroll and related liabilities	253	(2,227)	794
Payment of nonrecurring expenses	—	—	(70)
Other liabilities	9	(26)	(251)
Net cash (used in) provided by operating activities	(72)	19,212	5,488
Net cash (used in) extraordinary item	(85)	(430)	—
Net cash (used in) provided by discontinued operating activities	(3,551)	(11,420)	10,231
Cash Flows from Investing Activities:			
Proceeds from sale of businesses	—	35,246	446,778
Purchases of short-term investments net, of maturities	(6,250)	(11,373)	—
Purchases of businesses, net of cash acquired	—	(1,200)	(664)
Capital expenditures	(222)	(717)	(1,538)
Net cash (used in) provided by investing activities	(6,472)	21,956	444,576
Net cash (used in) discontinued investing activities	—	(33)	(12,035)
Cash Flows from Financing Activities:			
Proceeds from borrowings	—	—	58,996
Payments on borrowings	(293)	(324)	(350,235)
Proceeds from employee stock plans and stock option exercises	132	4	71
Tender offer	—	(130,700)	—
Repurchases of common stock	(628)	(3,718)	(6,158)
Net cash (used in) financing activities	(789)	(134,738)	(297,326)
Net cash (used in) discontinued financing activities	—	—	(9,324)
Net (decrease) increase in cash and cash equivalents	(10,969)	(105,453)	141,610
Cash and Cash Equivalents, beginning of year	40,128	145,581	3,718
Cash and Cash Equivalents, discontinued operations	—	—	253
Cash and Cash Equivalents, end of year	$ 29,159	$ 40,128	$ 145,581
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$ 28	$ 55	$ 9,439
Borrowings on capital lease	$ —	$ 68	$ 666
Income taxes paid, net of refunds	$ 446	$ —	$ 948
Cash receipts from related parties	$ 12,440	$ 10,161	$ 9,975
Cash paid to related parties	$ 223	$ 223	$ 404

See notes to consolidated financial statements.

(Notes to Consolidated Financial Statements)

1. BASIS OF PRESENTATION AND NATURE OF BUSINESS:

Edgewater Technology, Inc. ("Edgewater," "Edgewater Technology," "the Company," "our Company," "we," "us" or "our") is an award-winning strategic consulting firm that specializes in providing technical consulting, custom software development and system integration services primarily to middle-market companies and divisions of Global 2000 companies. We develop scalable technology solutions, which expedite business processes and provide our customers with competitive advantage. Our consultants collaborate with customers to translate business goals into technology-driven strategies. Headquartered in Wakefield, Massachusetts, our Company has developed a partnership approach with our customers, targeting strategic, mission-critical applications. Edgewater Technology services our customer base by leveraging a combination of our vertical industry knowledge with a broad base of key strategic technologies, along with proven reengineering techniques provided by our network of strategically positioned solutions centers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Principles of Consolidation

The consolidated financial statements include the accounts of Edgewater and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require management to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates, judgments and assumptions used in preparing the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Although the Company regularly assesses these estimates, judgments and assumptions used in preparing these consolidated financial statements, actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known. Significant assets and liabilities with reported amounts based on estimates include deferred income tax assets, intangible assets, and other liabilities including discontinued operations.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less at the date of purchase are considered cash equivalents. Cash and cash equivalent balances consist of deposits, investments in money market funds and repurchase agreements with large U.S. commercial banks.

Short-Term Investments

Short-term investments are classified as held-to-maturity securities, which are recorded at amortized cost and consist of marketable instruments, which include but are not limited to government obligations, including agencies, and commercial paper. All investments that have original maturities greater than three months but less than one year at the date of purchase are considered short-term investments. As of December 31, 2002 and December 31, 2001, we had $12.3 million and $5.8 million in commercial paper, respectively, and $5.3 million and $5.6 million, in government obligations, including agencies, respectively, and amortized cost approximated fair value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years (or life of lease, if less). Equipment held under capital leases are amortized utilizing the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease. Additions that extend the lives of the assets are capitalized, while repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is generally assessed by a comparison of cash flows expected to be generated by an asset to its carrying value, with the exception that after January 1, 2002 goodwill impairment is assessed by use of a fair value model (see "Intangible Assets"). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Intangible Assets

Intangible assets consist primarily of goodwill and amounts paid pursuant to non-compete agreements. Non-compete agreements are amortized using the straight-line method over the life of the respective agreements.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under this statement, goodwill, as well as other intangibles determined to have an indefinite life, are no longer amortized; however, these assets will be reviewed for impairment on an annual basis. This statement became effective January 1, 2002 and as a result, beginning January 1, 2002, we discontinued amortizing goodwill.

The Company adopted SFAS No. 142 on January 1, 2002 and after identifying impairment of our goodwill as a result of the transitional impairment test, we recorded as a change in accounting principle a non-cash charge of $12.5 million. On December 2, 2002, the annual measurement date selected by management, the Company recorded an additional non-cash charge of $7.4 million, reflecting a further impairment of the recorded goodwill as a result of a number of factors, including declining market values in our industry sector. Our net unamortized goodwill, as of December 31, 2002 and 2001, was $10.8 million and $30.7 million, respectively.

Revenue Recognition

A substantial portion of the Company's contracts are billed on a time and materials basis. Revenues pursuant to time and materials contracts are generally recognized as services are provided. Revenues pursuant to fixed price contracts are generally recognized as services are rendered using the percentage-of-completion method of accounting based on the ratio of costs incurred to total estimated costs. Revenues and earnings may fluctuate from quarter to quarter based on the number, size and scope of projects in which we are engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the use of estimates of resources required to complete ongoing projects, general economic conditions and other factors. Certain significant estimates include percentage-of-completion estimates used for fixed price contracts and the allowance for doubtful accounts. These items are frequently monitored and analyzed by management for changes in facts and circumstances and the effect, if any, on prior estimates. Reimbursement of "out-of-pocket" expenses charged to customers is reflected as revenue.

For the years ended December 31, 2002, 2001 and 2000, two customers, one customer, and three customers, respectively, including Synapse (a related party—See Note 14) each contributed more than 10% of revenues. For the years ended December 31, 2002, 2001 and 2000, our three largest customers represented 82.9%, 57.3% and 64.9% of our revenues in the aggregate, respectively.

Cost of Services

Our cost of services are comprised primarily of project personnel costs including direct salaries, payroll taxes, employee benefits and travel expenses for personnel dedicated to customer projects. These costs represent the most significant expense we incur in providing our services.

Interest Income and Other, Net

Interest income and other, net was $0.8 million, $2.1 million and $3.1 million, for the years ended December 31, 2002, 2001 and 2000, respectively. The following table represents the components of interest income and other, net.

Year Ended December 31,	**2002**	2001	2000
(In Thousands)			
Interest Income	**$805**	$2,132	$ 3,590
Interest Expense	**(28)**	(75)	(1,330)
Other, net	—	33	817
Interest Income and Other, net	**$777**	$2,090	$ 3,077

Provision for Taxes

Deferred taxes are provided for differences in the basis of our assets and liabilities for book and tax purposes and for loss and credit carryforwards based on enacted rates expected to be in effect when these items reverse. Valuation allowances are provided to the extent tax assets are not likely to be recovered. We have recorded a valuation allowance against our net deferred tax assets of approximately $15.7 million and $15.3 million as of December 31, 2002 and 2001, respectively. These valuation allowances were established due to uncertainties related to the Company's ability to utilize some of its deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire. The Company considers scheduled reversals of deferred tax liabilities, projected future taxable income, ongoing tax planning strategies and other matters, including the period over which our deferred tax assets will be recoverable, in assessing the need for and the amount of the valuation allowance. In the event that actual results differ from these estimates or we adjust these estimates in future periods, an adjustment to the valuation allowance may be recorded, which could materially impact our financial position and net income (loss) in the period of the adjustment. See Note 10.

Earnings (Loss) Per Share

Basic earnings (loss) per share reflect the weighted-average number of common shares outstanding during each period. Diluted earnings (loss) per share reflect the impact, when dilutive, of the exercise of options using the treasury stock method.

Fair Value of Financial Instruments

Edgewater's financial instruments include cash and cash-equivalents, short-term investments, accounts receivable and payable, and debt obligations. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the relatively short-term nature of the accounts. Management believes that the short-term investments and debt obligations have interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, that the carrying value for these instruments are reasonable estimates of fair value.

Comprehensive Income (Loss)

There are no elements of comprehensive income (loss) other than net income (loss).

Stock Options

The Company records stock-based compensation awards issued to employees and directors using the intrinsic value method and stock-based compensation awards issued to non-employees using the fair value method of accounting. Stock-based compensation is recognized on awards issued to employees and directors if the option exercise price is less than the market price of the underlying stock on the date of grant. The differences between accounting for stock-based compensation under the intrinsic value method and the fair value method are shown below and the assumptions used are described in Note 12.

Years Ended December 31,	2002	2001	2000
(In Thousands, Except Per Share Data)			
Net income (loss):			
As reported	**$(23,459)**	$1,905	$(51,207)
Stock based compensation, net of tax	**(2,078)**	(48)	(3,897)
Pro forma	**$(25,537)**	$1,857	$(55,104)
Basic and diluted earnings (loss) per share:			
As reported	**$ (2.03)**	$ 0.15	$ (1.75)
Pro forma	**$ (2.21)**	$ 0.14	$ (1.89)

Segment Information

The Company engages in business activities under one reporting segment, which provides technical consulting custom software development and system integration services.

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements SFAS Nos. 4, 44 and 64, Amendment of SFAS No 13 and Technical Corrections." SFAS No. 145 rescinds Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No. 145 related to the rescission of Statement No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of SFAS No. 145 related to Statement No. 13 should be effective for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The Company does not expect that the adoption of SFAS No. 145, in 2003, will have a material impact on its consolidated results of operations, financial position or cash flows.

In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 supercedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," which required a liability be recognized at the commitment date to an exit plan. The Company is required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146, in 2003, will have a material impact on its consolidated results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which addresses financial accounting and reporting for recording expenses for the fair value of stock options. SFAS No. 148 provides alternative methods of transition for a voluntary change to fair value-based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The provisions of this Statement are effective for fiscal years ending after December 15, 2002, with early application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We will continue to account for our stock-based compensation under the intrinsic value method prescribed under Accounting Principles Board Opinion (APB) No. 25. The reporting requirements under SFAS No. 148 have been adopted in the consolidated financial statements included elsewhere herein and certain disclosures pertaining to interim information will be included beginning in the first quarter of fiscal 2003.

In November 2002, the FASB issued Financial Interpretation No. 45 ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote which include disclosures on the guarantor's accounting and methodology used in determining its liability and a tabular reconciliation of the changes in the guarantor's product warranty liability for the reporting period. The Company warrants its services for a limited period beyond the dates the services are provided. There are no warranty accruals recorded and the Company is not a guarantor under any agreements. We have complied with the disclosure requirements under FIN No. 45 in these notes to the consolidated financial statements. We do not expect that FIN No. 45 will have a material effect on our financial condition, results of operations or cash flows, prospectively.

3. DISCONTINUED OPERATIONS:

During the first quarter of 1999, market values for publicly traded staffing companies began to decline. At that time, the Company (Edgewater Technology, Inc. and its subsidiaries, formerly StaffMark, Inc.) was engaged in the temporary and permanent placement and staffing services businesses. For many staffing companies, this downward trend subsequently continued or deteriorated further and was compounded by a Year 2000-related slowdown in demand for IT staffing. These circumstances contributed to depressed market valuations for publicly-traded staffing entities.

In response to these developments, the Company began to explore, during the second half of 1999, strategic alternatives for each of its staffing business platforms in an effort to maximize stockholder value. After evaluating our traditional businesses, our systems integration and consulting business and our debt levels, management and the Board of Directors decided to undergo a comprehensive program to refocus future growth initiatives on our systems integration and consulting business, Edgewater Delaware, and to effect the following divestitures of each of our staffing businesses.

The following disposition transactions and other matters are complete:

- On June 28, 2000, pursuant to a Purchase Agreement dated May 16, 2000 with Stephens Group, Inc., we sold all of our subsidiaries, and the assets and liabilities of our Commercial segment to affiliate entities of the Stephens Group, Inc. As consideration, we received gross proceeds of $190.1 million in cash before fees, expenses and taxes. As part of the transaction, we sold the name "StaffMark" as that was the name used by the Commercial segment. As a result of the transaction, we changed our name from "StaffMark, Inc." to "Edgewater Technology, Inc." and our stock symbol from "STAF" to "EDGW."

- On July 13, 2000, we sold, through two indirect wholly-owned subsidiaries, all of our equity interest in Robert Walters plc ("Robert Walters") through an initial public offering ("IPO") on the London Stock Exchange. Robert Walters had previously been the finance and accounting placement and staffing consultancy platform within our Professional/IT segment. Our two subsidiaries sold 67.2 million ordinary shares at a price of 170 pence per share (or $2.57 at then current exchange rates). The shares began trading on a conditional basis on the London Stock Exchange on July 6, 2000. On July 14, 2000, the underwriters exercised the over-allotment of 10.4 million ordinary shares. Our share of offering gross proceeds, including the exercise of the over-allotment option, was $199.2 million prior to offering commissions, fees and expenses.

- During the second quarter of 2000, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," we recorded a $150 million non-cash charge for the write-down of the goodwill in our IntelliMark and Strategic Legal Resources divisions to estimated realizable values. This write-down was largely due to a decline in the revenues, gross profit and cash flow of these divisions and the overall decrease in market values within these industries. Accordingly, the carrying values of these assets were written down to management's estimates of fair value, which were based on market comparables for companies operating in similar industries.

- On September 22, 2000, we sold all of the outstanding stock of Strategic Legal Resources, Inc. ("Strategic Legal"), the legal staffing division within our Professional/IT segment, to a company owned by a group of investors including MidMark Capital II, L.P. and Edwardstone & Company for $13.3 million, of which $4.3 million was represented by a promissory note that was collected in January 2001.

- On November 16, 2000, we sold all of the outstanding shares of stock of our subsidiaries that comprised IntelliMark, our former IT staffing and solutions division, to IM Acquisition, Inc., an affiliate of Charlesbank Equity Fund V Limited Partnership, for $40.2 million in cash, which consisted of $42.7 million paid at the closing date, less a $2.5 million post-closing working capital adjustment paid to IM Acquisition, Inc. in April 2001. In connection with this sale, we recorded a $53.9 million non-cash charge for the write-down of the goodwill in our IntelliMark division to estimated realizable values.

- On December 15, 2000, we executed a definitive agreement to sell ClinForce, our clinical trials support services division, to Cross Country TravCorps, Inc. for approximately $31.0 million in cash, subject to potential upward or downward post-closing working capital adjustments (the "ClinForce Transaction"). As the closing of the ClinForce Transaction was conditioned upon our receipt of stockholder approval and the satisfaction of other customary conditions to closing, we held a Special Stockholders' Meeting on March 14, 2001, where our stockholders approved the ClinForce Transaction. We consummated the ClinForce Transaction and received proceeds on March 16, 2001. On July 18, 2001, we received approximately $1.4 million from Cross Country TravCorps, Inc. with respect to the post-closing working capital purchase price adjustment. In accordance with Emerging Issues Task Force No. 95-18, we have reported ClinForce's operating results in discontinued operations for the periods presented. In addition, nonrecurring restructuring charges relating to the closing of our corporate headquarters (in Fayetteville, Arkansas) have been included, as a result of the sale of ClinForce and consistent with the treatment of ClinForce results, as a part of discontinued operations.

As a result of the completion of the transactions described above, the operating results for StaffMark, Robert Walters, Strategic Legal, IntelliMark and ClinForce have been included in discontinued operations in the accompanying consolidated financial statements. Revenues from discontinued operations were $7.7 million and $667.5 million for 2001 and 2000, respectively. Operating (loss) income from discontinued operations prior to tax effect was $(1.0) million, $1.6 million and $(145.5) million for 2002, 2001 and 2000, respectively. The Company settled a suit related to a business previously recorded as a discontinued operation and accrued $950,000 toward the settlement in 2002, see Note 15. Included in the loss from operations of discontinued divisions for the year ended December 31, 2001 are the operating results of ClinForce through the date of disposal and changes to the estimated liabilities related to discontinued operations as of December 31, 2000.

4. RESTRUCTURING:

In February 2002, due to the economic climate that postponed or delayed spending for information technology services, Edgewater announced that it was undertaking cost-cutting measures by realigning its workforce. Edgewater reduced its overall headcount by 38 employees, or 19% of its total workforce. The Company recorded a restructuring charge in the first quarter of 2002 of $349,000, which consisted primarily of severance and similar employee termination expenses. As of December 31, 2002, all accrued restructuring amounts were paid.

5. EXTRAORDINARY ITEM:

On December 26, 2000, a tragedy occurred at our Wakefield, Massachusetts office, where seven employees were murdered. We incurred expenses totaling approximately $1.0 million through December 31, 2002, for items such as legal fees, foundation costs, family and employee counselors, and property and facility expenses. These costs are presented as an extraordinary item, net of insurance proceeds and the applicable tax effect, in the accompanying consolidated statements of operations. For the year ended December 31, 2001, amounts recorded as extraordinary item represent additional accruals, net of insurance proceeds, and the applicable income tax effect. As a result of the trial that took place in April of 2002, the Company experienced some temporary business distractions. The trial concluded on April 24, 2002.

6. ACCOUNTS RECEIVABLE:

Included in accounts receivable are unbilled amounts totaling approximately $1.3 million and $1.6 million at December 31, 2002 and 2001, respectively, which relate to services performed during the year and billed in the subsequent period. Edgewater maintains allowances for potential losses which management believes are adequate to absorb any possible losses to be incurred in realizing the amounts recorded in the accompanying consolidated financial statements.

The following are the changes in the allowance for doubtful accounts:

Years Ended December 31,	**2002**	2001	2000
(In Thousands)			
Balance at beginning of year	**$ 481**	$ 35	$ 67
Provision for bad debts	**178**	548	54
Charge-offs, net of recoveries	**(523)**	(102)	(86)
Balance at end of year	**$ 136**	$ 481	$ 35

7. PROPERTY AND EQUIPMENT:

Components of property and equipment consisted of the following as of December 31:

	2002	2001
(In Thousands)		
Furniture, fixtures and equipment	**$1,098**	$1,066
Computer equipment and software	**1,628**	1,503
Leasehold improvements	**1,198**	1,134
	3,924	3,703
Less accumulated depreciation and amortization	**2,318**	1,647
	$1,606	$2,056

Depreciation expense related to property and equipment for the years ended December 31, 2002, 2001 and 2000 totaled approximately $0.7 million, $0.8 million, and $0.6 million, respectively. As of December 31, 2002 and 2001, cost of equipment under capital leases was $0.8 million, and related accumulated depreciation was $0.7 million and $0.4 million, respectively.

8. INTANGIBLE ASSETS:

Intangible assets consisted of the following as of December 31:

	2002	2001
(In Thousands)		
Goodwill	**$19,987**	$39,849
Other intangibles	**1,630**	1,630
	21,617	41,479
Less accumulated amortization	**10,003**	9,672
	$11,614	$31,807

Amortization expense related to intangible assets for the years ended December 31, 2002, 2001 and 2000 totaled approximately $0.3 million, $4.6 million and $4.5 million, respectively. Our goodwill balance decreased $19.9 million from $39.8 million in 2001 due to the adoption and implementation of SFAS No. 142. See Note 2. In accordance with SFAS No. 142, the Company ceased amortizing goodwill effective January 1, 2002. Goodwill amortization was $4.3 million for 2001 and 2000. Excluding goodwill amortization, income (loss) before extraordinary item and net income (loss) would have been $6.2 million and $6.2 million, respectively, in 2001 and $(46.5) million and $(46.9) million, respectively, in 2000. Similarly adjusted diluted income (loss) per share would have been $0.49 in 2001 and $(1.60) in 2000.

9. CREDIT FACILITY:

The Company has not had borrowings under any revolving credit facility since July 2000, and we did not purchase derivative financial instruments in 2001 and 2002.

The Company had a credit facility (the "Credit Facility") in 2000, which was used for working capital and other general corporate purposes, including acquisitions. In July 2000, using proceeds from the sale of its Commercial staffing segment and Robert Walters from the professional IT segment, the Company repaid all of its outstanding borrowings under the Credit Facility and terminated the Credit Facility.

In 1998, the Company entered into fixed interest rate swap agreements with a notional amount of $60.0 million related to borrowings under the Credit Facility to hedge against increases in interest rates which would increase the cost of variable rate borrowings under the Credit Facility. In May 2000, the Company terminated the agreements and recognized the proceeds as an asset to be amortized over the original life of the contracts. These swaps did not have a material impact on recorded interest expense during the periods presented. In July 2000, in conjunction with the repayment and termination of the Credit Facility, the Company wrote off the unamortized balance and recognized a gain of approximately $1.0 million on these swaps in the accompanying consolidated financial statements. The gain was presented within interest income and other, net, in the accompanying statement of operations. The Company's use of derivative financial instruments was limited to the interest rate swap agreements discussed above. See Note 2.

10. INCOME TAXES:

The provision for income taxes consisted of the following for the years ended December 31:

	2002	2001	2000
(In Thousands)			
Current:			
Federal	$ —	$4,175	$ (1,864)
State	—	300	(63)
Foreign	—	—	2,404
	—	4,475	477
Deferred:			
Federal	**355**	(157)	(52,815)
State	**(753)**	(25)	(1,796)
Change in valuation allowance	**398**	—	—
Foreign	—	—	(71)
	—	(182)	(54,682)
Income tax (benefit) provision	—	4,293	(54,205)
Amounts attributable to discontinued operations	—	3,700	(55,439)
Income tax provision from continuing operations	$ —	$ 593	$ 1,234

The components of deferred income tax assets and liabilities as of December 31, 2002 and 2001 were as follows:

	2002	2001
(In Thousands)		
Deferred income tax assets:		
Net operating loss carryforward and credits	**$ 37,357**	$ 35,643
Nondeductible reserves and accruals	**1,228**	2,132
Depreciation and amortization	**55**	24
Total deferred income tax assets	**38,640**	37,799
Deferred income tax liabilities:		
Other	**(101)**	(19)
Total deferred income tax liabilities	**(101)**	(19)
Valuation allowance	**(15,655)**	(15,257)
Deferred income taxes, net	**$ 22,884**	$ 22,523

Components of the net deferred tax assets (liabilities) reported in the accompanying consolidated balance sheets were as follows as of December 31, 2002 and 2001:

	2002		2001	
	Current	**Long-term**	Current	Long-term
(In Thousands)				
Assets	**$1,228**	**$21,757**	$510	$22,032
Liabilities	**(101)**	—	(19)	—
	$1,127	**$21,757**	$491	$22,032

As of December 31, 2002, Edgewater has net operating loss carryforwards for federal income tax purposes of approximately $65.8 million and tax credits of approximately $5.0 million which expire through 2021. In addition, Edgewater has various net operating loss carryforwards for state income tax purposes, which expire through 2013. The Internal Revenue Code contains provisions that limit the net operating loss and tax credit carryforwards available to be used in any given year in the event of certain circumstances, including significant changes in ownership interests.

Due to the uncertainty surrounding the realization and timing of the deferred tax assets, Edgewater has a valuation allowance of approximately $15.7 million and $15.3 million as of December 31, 2002 and all of the options outstanding in 2001, respectively, which reduces the net deferred tax assets to amounts management believes are more likely than not to be realized. Management regularly evaluates the realizability of the deferred tax assets and may adjust the valuation allowance based on such analysis in the future. The valuation allowance increased by approximately $0.4 million in 2002 and $1.6 million in 2001 primarily due to management's estimates of the Company's ability to realize certain recorded deferred tax assets.

The differences in income taxes determined by applying the statutory federal tax rate of 34% to income from continuing operations before income taxes and the amounts recorded in the accompanying consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000 result from the following:

	2002		2001		2000	
	Amount	**Rate**	Amount	Rate	Amount	Rate
(In Thousands)						
Income tax benefit statutory rate	**$(7,976)**	**(34.0)%**	$(1,049)	(34.0)%	$ (161)	(34.0)%
Add (deduct):						
State income taxes, net of federal tax benefit	**(162)**	**(0.7)**	54	1.8	75	15.8
Non-deductible goodwill impairment charges and amortization	**6,866**	**29.3**	1,576	51.1	1,436	303.3
Provision of valuation allowance against currently generated net operating loss carryforwards	**1,266**	**5.4**	—	—	—	—
Other, net	**6**	**—**	12	0.3	(116)	(24.5)
	$ —	**—%**	$ 593	19.2%	$1,234	260.6%

11. EMPLOYEE BENEFIT PLANS:

The Company has a 401(k) tax deferred savings plan that is available to all employees who satisfy certain minimum hour requirements each year (the "Plan"). The Company matches thirty percent (30%) of each participant's annual contribution under the Plan, up to six percent (6%) of each participant's annual base salary. Contributions by Edgewater to the plan were approximately $0.2 million, $0.2 million and $1.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

12. COMMON STOCK, STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN:

Common Stock

The Company's stockholders had authorized 200 million shares of common stock and 10 million shares of preferred stock for issuance as of December 31, 2002 and 2001, respectively. In January 2001, the Company completed an issuer tender offer in which the Company repurchased 16.25 million shares of its common stock at $8.00 per share for aggregate consideration of $130 million, excluding fees and expenses. The repurchase of options resulted in a $0.2 million compensation charge in January 2001.

Stock Options

In October 1999, the Company's Board of Directors amended the Company's 1996 Stock Option Plan (the "1996 Plan") to increase the maximum number of shares of the Company's common stock that may be issued under the 1996 Plan from 12% to 15% of the total number of shares of the Company's common stock outstanding. Options granted under the 1996 Plan generally become 33% vested after one year and then vest 33% in each of the next two years or become 40% vested after two years and then vest 20% in each of the next three years. Under the 1996 Plan, the exercise price of the option equals the market value of the Company's common stock on the date of the grant, and the maximum term for each option is 10 years.

In February 2000, the Company adopted a subsidiary stock option plan (the "Subsidiary Plan") for employees and consultants of Edgewater Delaware, its Solutions segment. The purpose of the Subsidiary Plan was to aid Edgewater Technology in attracting and retaining employees. The total amount of subsidiary common stock for which stock options could be granted under the Subsidiary Plan could not exceed 5.0 million shares of subsidiary common stock. In August 2000, the Subsidiary Plan was terminated and options for 2.9 million shares of the Company's subsidiary stock that had been granted under this Subsidiary Plan were exchanged into options for 1.8 million shares of the Company's common stock under a newly created parent company stock option plan, currently entitled the "Edgewater Technology, Inc., Amended and Restated 2000 Stock Option Plan" (the "2000 Plan") and into options for 1.1 million shares under the 1996 Plan, for an aggregate of 2.9 million shares underlying options. The fair market value of the subsidiary's stock did not change for the period of granting of the options to the exchange date. The Subsidiary Plan had no other activity other than the granting of the aforementioned options for 2.9 million shares of the subsidiary common stock and there were no exercises or forfeitures of options between grant and conversion in August 2000. Grants of stock options under the 2000 Plan may not exceed 4.0 million shares of the Company's common stock. As a result of this exchange, the Company recorded a one-time compensation charge of $0.2 million. In 2002, the Company amended the 2000 Plan to include grants of stock options to directors and officers.

A summary of the stock option activity under the 1996 Plan and 2000 Plan is as follows:

	Shares Under Option	Weighted Average Price Per Share
Outstanding, January 1, 2000	3,664,349	$14.06
Granted	3,446,495	6.18
Exercised	(18,358)	4.03
Forfeited	(1,446,840)	15.21
Outstanding, December 31, 2000	5,645,646	8.89
Granted	60,917	4.51
Exercised	(80,824)	5.51
Forfeited	(2,175,146)	12.20
Outstanding, December 31, 2001	3,450,593	6.78
Granted	**991,170**	**3.83**
Exercised	**(3,667)**	**4.00**
Forfeited	**(609,586)**	**6.14**
Outstanding, December 31, 2002	**3,828,510**	**$ 6.09**

Options exercisable were approximately 2.2 million, 1.4 million and 1.5 million as of December 31, 2002, 2001 and 2000, respectively. The following is a summary of stock options outstanding and exercisable as of December 31, 2002:

Options Outstanding				Options Exercisable	
Number of Options Outstanding	Range of Exercise Prices	Weighted Average Remaining Life in Years	Weighted Average Exercise Price Per Share	Number of Options Exercisable	Weighted Average Exercise Price Per Share
988,677	$ 3.72 – $ 4.58	8.9	$ 3.84	128,481	$ 4.16
2,508,266	5.68 – 6.88	7.6	6.13	1,711,107	6.13
191,200	7.06 – 9.82	4.9	8.42	178,940	8.33
51,000	10.25 – 12.88	3.9	12.13	51,000	12.13
66,327	16.00 – 18.84	4.7	17.48	64,827	17.47
23,040	30.46 – 39.63	4.5	33.17	23,040	33.17
3,828,510		7.7	$ 6.09	2,157,395	$ 6.97

On March 16, 2001, options outstanding under the 1996 Plan vested 100% upon the closing of the ClinForce Transaction as this constituted a "change in control" as defined in the 1996 Plan, except for 1.1 million stock options granted in August 2000 under the 1996 Plan to officers of the Company's Solutions business. Former employees of the Company's commercial segment and IntelliMark division held approximately 1.4 million of these outstanding options, which terminated on April 16, 2001, which was 30 days following the ClinForce Transaction. Former employees of ClinForce held approximately 0.1 million of these outstanding options, which terminated on June 14, 2001, which was 90 days following the ClinForce Transaction.

As discussed in Note 2, the Company has elected to account for its stock options using the intrinsic method. Accordingly, compensation expense, if any, is recognized if the option exercise price is less than the market price of the underlying stock on the measurement date, generally the date of grant. Pursuant to the requirements of SFAS No. 123, Note 2 includes disclosures to reflect the Company's pro forma net (loss) income for the years ended December 31, 2002, 2001 and 2000, as if the fair value method of accounting prescribed by SFAS No. 123 had been used. In preparing the pro forma disclosures, the fair value was estimated on the grant date using the Black-Scholes option-pricing model. These fair value calculations were based on the following assumptions:

Years Ended December 31,	**2002**	2001	2000
Weighted average risk-free interest rate	**2.82%**	4.40%	4.81%
Dividend yield	**0%**	0%	0%
Weighted average expected life	**4 years**	5 years	5 years
Expected volatility	**74%**	75%	78%

Using these assumptions, the fair value of the stock options granted during the years ended December 31, 2002, 2001 and 2000 was approximately $2.0 million, $0.2 million and $14.0 million, respectively. The weighted average fair value per share of options granted during 2002, 2001 and 2000 was $2.06, $2.94 and $4.10, respectively. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions above and recognizing this expense over the vesting period, net (loss) income would have been different. See Note 2.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan entitled the Edgewater Technology, Inc. 1999 Employee Stock Purchase Plan (the "1999 ESPP") that allows for employee stock purchases of the Company's common stock at the lower of 85% of the stock price as of the first or last trading day of each quarter. Purchases under the 1999 ESPP are limited to 10% of the respective employee's annual compensation. The 1999 ESPP authorizes purchases for up to 700,000 shares of the Company's common stock and continues in effect until October 1, 2009 or until earlier terminated. During 2002, 37,561 shares of common stock were purchased by employees under the ESPP. As of December 31, 2002, there were 389,637, shares of common stock remaining for purchase under the ESPP. During fiscal 2001 and 2000, we issued 73,156 and 200,438 shares, respectively, under the 1999 ESPP.

13. EARNINGS PER SHARE:

Options to purchase 3.8 million shares of common stock (at prices ranging from $3.72 to $39.63 per share) were outstanding as of December 31, 2002. These options, which expire ten years from the date of issue, were still outstanding as of December 31, 2002. Options to purchase approximately 3.5 million shares of common stock (at prices ranging from $4.00 to $40.00 per share) were outstanding during 2001. Approximately 60,000 potential shares of common stock relating to stock options in 2002 would have been included in dilutive weighted average shares in the calculation of earnings per share had the effect not been anti-dilutive. However, a majority of the stock options outstanding during 2002, and all of the options outstanding in 2001 and 2000 were not considered as potentially dilutive shares of common stock because the options' exercise prices for such options were greater than the average market price of the Company's common shares in those years.

14. RELATED PARTY TRANSACTIONS:

The Synapse Group, Inc. ("Synapse"), one of our significant customers, is considered a related party as its President and Chief Executive Officer is also a member of the Company's Board of Directors. Revenues from Synapse amounted to $12.3 million, $10.6 million and $8.5 million, respectively, for 2002, 2001 and 2000. Payments received from Synapse for 2002, 2001 and 2000, amounted to $12.4 million, $10.2 million and $10.0 million, respectively. Outstanding accounts receivable balances as of December 31, 2002 and 2001, were $1.9 million and $2.0 million, respectively, which balances were within the Company's normal business terms.

The Company entered into a lease agreement in 1999 with a stockholder who is a former officer and director of the Company to lease certain parcels of land and buildings in Fayetteville, Arkansas for its former corporate headquarters that were included in the Company's discontinued operations. Rent payments related to these facilities totaled approximately $0.2 million, $0.2 million and $0.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. Future related party lease obligations relate to this lease agreement. As the Company's corporate headquarters moved to Wakefield, Massachusetts during 2001, the Company subleased the Fayetteville facility to a third party in 2002.

15. COMMITMENTS AND CONTINGENCIES:

On August 15, 2001, we filed a lawsuit in Delaware Chancery Court (the "Delaware Action") against Staffmark Investment, LLC and a number of its Delaware subsidiaries (collectively, the "LLC"). The LLC is a majority owned subsidiary of Stephens Group, Inc. (the "Stephens Group"), which purchased our Company's commercial staffing business on June 28, 2000 pursuant to a purchase agreement dated May 16, 2000 (the "Purchase Agreement") involving our Company and the Stephens Group. In the Delaware Action, we requested the Delaware Chancery Court to interpret the Purchase Agreement and agree with our conclusion that our Company has no contractual or other responsibility to the LLC or the Stephens Group under or in connection with the Purchase Agreement. In the Delaware Action, we also requested the court to prohibit and otherwise enjoin any claims by the LLC and the Stephens Group under or in connection with the Purchase Agreement, which is governed by Delaware law. On January 10, 2002, the Delaware Chancery Court transferred the Delaware Action to Delaware Superior Court, which is a court that adjudicates legal claims, as opposed to equitable claims.

On August 23, 2001, the LLC and the Stephens Group filed a lawsuit in Washington County Circuit Court in Arkansas against our Company (the "Arkansas Action"), seeking in excess of $13 million of alleged actual, incidental and consequential damages and not less than $25 million in punitive damages concerning alleged breaches and alleged misrepresentations, respectively, under and in connection with the Purchase Agreement. On December 21, 2001, the Judge in Washington County Circuit Court in Arkansas granted our motion to stay the Arkansas Action in favor of the Delaware Action. On March 8, 2002, the Stephens Group and the LLC dismissed the Arkansas Action and on the same day filed an answer to the Delaware Action and a counterclaim in Delaware Superior Court against our Company alleging misrepresentations and breaches under and in connection with the Purchase Agreement and requesting damages in an amount to be proved at the trial (the "Counterclaim").

In late September 2002, we filed a summary judgment motion with respect to the Counterclaim and the LLC and the Stephens Group filed a partial summary judgment motion with respect to the Delaware Action. During October 2002, each party filed response briefs and reply briefs with respect to these summary judgment motions. On November 6, 2002, the judge in the Delaware Superior Court heard oral arguments on the respective motions and granted our Company's summary judgment motion dismissing the Counterclaim and denied the summary judgment motion of the LLC and the Stephens Group in connection with the Delaware Action (the "Ruling"). The effect of the Ruling was that the case was taken off the trial calendar for November 18, 2002.

On February 11, 2003, we entered into a mutual Settlement and Release Agreement with the Stephens Group, the LLC and their affiliates to dismiss, terminate and retain intact the substance of the Ruling (the "Litigation Resolution"). In accordance with the Litigation Resolution, the Delaware Action and the Counterclaim were finally dismissed on February 12, 2003, the date that the Stipulation and Order of Dismissal was entered by the Delaware Superior Court. As part of the Litigation Resolution, we agreed to pay the Stephens Group $950,000. This amount was accrued as of December 31, 2002 in the loss for discontinued operations. The accrued amount of $950,000 is recorded as Litigation settlement on the accompanying December 31, 2002 consolidated balance sheets. In the Litigation Resolution, the parties agreed that the existence of the mutual Settlement and Release Agreement and all of its terms, including any payment, were not evidence of any wrongdoing or liability related to the sale of our Company's commercial staffing business in June 2000.

We are also a party to litigation incidental to our business. We believe that these routine legal proceedings will not have a material adverse effect on the results of operations or financial condition of our Company. We maintain insurance in amounts, with coverages and deductibles that we believe are reasonable.

The Company has employment agreements with certain executive officers and management personnel that provide for annual salaries, cost-of-living adjustments and additional compensation in the form of "performance-based" bonuses. Certain agreements include covenants against competition with our Company, which extend for a period of time after termination. These agreements continue until expiration of the specified term, unless terminated by the employee or Edgewater.

During the second quarter of 2002, our Company was notified by the Internal Revenue Service (the "IRS") that it would be auditing our consolidated income tax returns for the 1998, 1999 and 2000 fiscal years. Our Company has responded to various information requests by delivering documents and answering questions. For the period of the fiscal years covered by the audit, we owned non-Solutions staffing related businesses, which were sold during the 2000 and 2001 fiscal years, as described in Note 3. The results of the IRS audit could have an impact on our deferred tax asset, however, as of the date of this Annual Report, we do not believe any such impact would be material to our financial position.

16. LEASE COMMITMENTS:

Edgewater leases office space and certain equipment under noncancellable operating and capital leases through 2009. As discussed in Note 14, certain of these facilities are leased from related parties. Annual future minimum payments required under operating leases, excluding sublease rentals, that have an initial or remaining noncancellable lease term in excess of one year are as follows:

Fiscal Years	Amount
(In Thousands)	
2003	$ 907
2004	731
2005	574
2006	378
2007	246
Thereafter	369
	$3,205

Rent payments, including amounts paid to related parties for discontinued operations, was approximately $0.9 million, $1.3 million, and $12.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company entered into a sublease agreement on July 1, 2002 with a third party to occupy our Fayetteville office facility. The sublease commenced on July 15, 2002 and will end on June 30, 2007. Under the sublease agreement, the sub-tenant shall pay base rent to Edgewater in the amounts of $0.2 million for the years 2003, 2004, 2005 and 2006 and will pay $0.1 million in 2007.

The Company also has capital leases expiring in 2003 with remaining total payments of $65,000 ($5,000 representing interest and $60,000 representing remaining principal).

17. SIGNIFICANT CUSTOMERS:

The following table summarizes the revenue and accounts receivable from customers in excess of 10% of reported amounts for the periods presented.

December 31,	**2002**	2001	2000
Revenues			
Synapse (related party—Note 14)	**66.6%**	40.1%	27.0%
Customer A	**13.3%**	—%	19.9%
Customer B	**—%**	—%	18.0%

December 31,	**2002**	2001
Accounts Receivable		
Synapse (related party—Note 14)	**73.8%**	50.1%
Customer C	**10.1%**	12.4%
Customer D	**—%**	10.1%

(Unaudited Supplementary Quarterly Financial Information)

(In Thousands, Except Per Share Data)

The net income (loss) and earnings per share amounts below include results from discontinued operations.

2002	1st Quarter	2nd Quarter*	3rd Quarter*	4th Quarter*
Service revenues	**$ 4,582**	**$ 4,811**	**$4,590**	**$ 4,683**
Gross profit	**1,177**	**1,938**	**1,726**	**1,920**
Net income (loss) before change in accounting principle	**(1,459)**	**(577)**	**(553)**	**(8,419)**
Net income (loss)	**(13,910)**	**(577)**	**(553)**	**(8,419)**
Basic and diluted income (loss) per share before change in accounting principle	**$ (0.12)**	**$ (0.05)**	**$(0.05)**	**$ (0.73)**
Basic and diluted income (loss) per share	**$ (1.20)**	**$ (0.05)**	**$(0.05)**	**$ (0.73)**

2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Service revenues	$ 7,757	$ 6,748	$6,015	$ 6,054
Gross profit	3,516	2,648	2,300	2,377
Net income (loss) before extraordinary item	4,834	(1,394)	54	(1,562)
Net income (loss)	4,678	(1,281)	70	(1,562)
Basic and diluted income (loss) per share before extraordinary item	$ 0.29	$ (0.12)	$ 0.01	$ (0.14)
Basic and diluted income (loss) per share	$ 0.28	$ (0.09)	$ 0.01	$ (0.14)

*Certain amounts were reclassified to conform with the full 2002 annual presentation.

(Corporate Information)

Directors and Executive Officers

William Lynch
Non-Executive Chairman of the Board

Shirley Singleton
President and Chief Executive Officer

Clete Brewer
Outside Director

Michael Loeb
Outside Director

Bob L. Martin
Outside Director

Charles A. Sanders, M.D.
Outside Director

Executive Management Team

Shirley Singleton
President and Chief Executive Officer

David Clancey
Senior Vice President and Chief Technology Officer

David Gallo
Chief Operating Officer

Kevin R. Rhodes
Chief Financial Officer–Treasurer

Gordon Y. Allison, Esq.
Executive Vice President–General Counsel

Investor Relations

Barbara Warren-Sica
Director, Corporate Communications

Common Stock Data

The Company's common stock trades on the Nasdaq National Market under the symbol EDGW. The following table sets forth the high and low trading price of the Company's common stock during each quarter of 2001 and 2002 and the first quarter of 2003, through March 18, 2003.

Fiscal 2001	High	Low
First Quarter	$6.94	$3.94
Second Quarter	$5.48	$3.50
Third Quarter	$3.60	$2.90
Fourth Quarter	$4.05	$3.05

Fiscal 2002	High	Low
First Quarter	**$4.45**	**$3.49**
Second Quarter	**$4.35**	**$3.55**
Third Quarter	**$4.80**	**$3.83**
Fourth Quarter	**$4.72**	**$3.99**

Fiscal 2003	High	Low
First Quarter (through March 18, 2003)	$4.59	$3.72

We have not paid dividends in the past and intend to retain earnings to finance the expansion and operations of our business. We do not anticipate paying any cash dividends with regard to cash generated through our normal operations in the foreseeable future.

Form 10-K

The Company's Annual Report on Form 10-K, excluding exhibits, for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, is available to stockholders without charge upon mailing a written request to our Investor Relations Department or by sending an email to ir@edgewater.com.

Investor Relations

Edgewater Technology, Inc.
20 Harvard Mill Square
Wakefield, Massachusetts 01880
Phone: (781) 246-3343
Fax: (781) 246-5903
Email: ir@edgewater.com
www.edgewater.com

Transfer Agent

Equiserve Trust Company, N.A.
1 North State Street, 11th Floor
Chicago, Illinois 60602

Independent Auditors

Deloitte & Touche LLP
Boston, Massachusetts

Executive Office of Edgewater Technology, Inc.

20 Harvard Mill Square
Wakefield, Massachusetts 01880
Phone: (781) 246-3343
Fax: (781) 246-5903
Email: makewaves@edgewater.com
www.edgewater.com

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. EST on May 22, 2003 at the
Boston Marriott Long Wharf
Boston, Massachusetts
Phone: (617) 227-0800

(Systems that Work)



Mojave Desert Aqueduct

Occupying more than 25,000 square miles, the Mojave Desert integrates with the Sonoran, Great Basin, and Chihuahuan Deserts, jointly forming the North American Desert. Irrigation canals in the Mojave distribute water from the Northwestern part of the United States to the Southern California agricultural basin.



Golden Gate Bridge

Since completion in 1937, the Golden Gate Bridge has provided roughly 1.6 billion people safe passage from one side to another. Taking nearly ten years to build, this 1.7 mile technological marvel set records for its construction and design.



Corinth Canal

The Corinth Canal is the only land bridge between Greece's northern and southern points. Viewed as one of the greatest technical construction works in early Greece, the canal has provided populations and commodities with safe passage from one gulf to another.



Seljalandsfoss Waterfall

The Seljalandsfoss Falls in Southern Iceland is the only known waterfall of its kind, where visitors can walk a horizontal passageway behind it. Visitors gain access to this 40 meter cascading waterfall from the farm of Seljaland along Iceland's main highway.


EDGEWATER
TECHNOLOGY



EDGEWATER
TECHNOLOGY

20 Harvard Mill Square
Wakefield, MA 01880
Tel: (781) 246-3343
Fax: (781) 246-5903
www.edgewater.com
makewaves@edgewater.com